UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Enter into a Material Agreement in Connection with a PIPE Transaction

On February 27, 2026, Happy City Holdings Limited (the “Company”), entered into Private Placement Subscription Agreement (the “Subscription Agreement”) with certain individuals and entities named therein (each an “Investor,” and collectively, the “Investors”), pursuant to which the Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 10,560,000 Class A ordinary shares (the “ PIPE Shares”) of no par value (the “Class A Ordinary Shares”) through a private investment in public equity (“PIPE”), at a price of US$0.28 per Class A Ordinary Shares, for an aggregate purchase price of $2,956,800 (the “PIPE Transaction”).

Pursuant to the Subscription Agreement, the closing of the PIPE Transaction shall take place within seven (7) business days of the date of the Subscription Agreement or such other business day mutually agreed by the parties when all necessary documents have been executed and delivered and all closing conditions have been satisfied or waived (the “Closing Date”). The PIPE Transaction has been closed on March 2, 2026.

Upon closing of the PIPE Transaction and the Company’s issuance of the PIPE Shares to the Investors, the Company has a total of 17,772,000 Class A and 12,000,000 Class B Ordinary Shares issued and outstanding.

The Subscription Agreement contains customary representations and warranties, agreements and obligations, and conditions to closing provisions. The foregoing summaries of the Subscription Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such document filed as Exhibits 10.1 hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement

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